UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in its charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K (the “Report”) and Exhibits 99.2, 99.3 and 99.4 to this Report are incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 18, 2021 (File No. 333-260308), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on February 22, 2023 (File No. 333-269901) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 9, 2023 (File No. 333-273832).

EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	Press Release, dated November 15, 2024
99.2	Material Change Report, dated November 15, 2024
99.3	Notice of Change in Corporate Structure, dated November 15, 2024
99.4	Certificate of Arrangement, dated November 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation

Date: November 15, 2024	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	General Counsel